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                               CONSENT OF EXPERTS


I hereby consent to the filing of that certain Refugio Technical Report dated December, 2003, including the identification of me as expert, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.


By: /Wesley C. Hanson/

Title: Principal Geologist

Date: January 14, 2005.